EXHIBIT 12

HASBRO, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
Nine Months and Quarter Ended September 30, 2001

(Thousands of Dollars)

	Nine
	Months	Quarter
	-------	-------

Earnings available for fixed charges:
Net earnings	$ 7,247	50,602
Add:
Cumulative effect of accounting change	1,066	-
Fixed charges	94,233	31,774
Income taxes	3,912	23,812
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Total	$106,458	106,188
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Fixed Charges:
Interest on long-term debt	$ 65,089	21,753
Other interest charges	12,238	4,363
Amortization of debt expense	1,532	511
Rental expense representative
of interest factor	15,374	5,147
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Total	$ 94,233	31,774
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Ratio of earnings to fixed charges	1.13	3.34
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